                                                                   EXHIBIT 99.10

                           MEMORANDUM OF UNDERSTANDING

         WHEREAS, on September 27, 2005, Vector Group Ltd. ("Vector"), the majority shareholder of New Valley Corporation ("New Valley"), announced an offer to acquire New Valley through an exchange of 0.461 of a share of Vector common stock for each share of New Valley common stock it does not already own, conditioned upon Vector obtaining at least ninety (90%) percent of the outstanding common shares of New Valley (the "Exchange Offer"), with Vector's intention to consummate a merger pursuant to Section 253 of the General Corporation Law of the State of Delaware (the "Merger") thereafter at the same consideration as the Exchange Offer (collectively, the "Transaction"); and

         WHEREAS, on September 29, 2005, a class action lawsuit was filed on behalf of the stockholders of New Valley in the Court of Chancery of the State of Delaware in and for New Castle County (the "Delaware Court") entitled Pill v. New Valley Corporation, et al., Del. Ch., C.A. No. 1678 (the "Pill Action"); and

         WHEREAS, on September 30, 2005, New Valley formed a special committee of independent directors (the "Special Committee") to evaluate the Transaction and make a recommendation to the New Valley stockholders concerning the Transaction; and

         WHEREAS, the Special Committee retained independent financial and legal advisors to assist in its evaluation of the Exchange Offer; and

         WHEREAS, on October 5, 2005, plaintiff in the Pill Action ("Plaintiff" or "Plaintiff Pill") served a Request for Production of Documents on Defendants; and

         WHEREAS, the Exchange Offer was commenced on October 20, 2005; and

         WHEREAS, Plaintiff Pill and his counsel retained the firm of Financial Markets Analysis, LLC as their financial advisor; and

         WHEREAS, Defendants New Valley and Vector answered the Complaint on or about October 25, 2005; Defendants Bennett S. LeBow, Howard M. Lorber, Richard
J. Lampen, and Henry C. Beinstein answered the Complaint on or about November 2, 2005; and Defendants Arnold I. Burns, Ronald J. Kramer, Barry W. Ridings, and Victor M. Rivas answered the Complaint on or about November 2, 2005; and

         WHEREAS, on November 1, 2005, Plaintiff Pill filed a motion for expedited discovery (with a Second Request for Production of Documents) and for scheduling of a hearing on a motion for a preliminary injunction, a motion for a preliminary injunction, a motion to amend his Complaint, and a motion for class action determination; and

         WHEREAS, on November 2, 2005, the Special Committee filed a Form 14D-9 with the Securities and Exchange Commission in which it recommended to stockholders of New Valley that they reject the Transaction; and

         WHEREAS, on November 4, 2005, Plaintiff filed an amended and supplemental class action complaint (the "Amended Complaint"); and

         WHEREAS, the Amended Complaint contains allegations that the Transaction as originally announced was for inadequate and unfair consideration, was coercive, and failed to make full and fair disclosure of material information, resulting in breaches of the fiduciary duties of the Defendants; and

         WHEREAS, on November 9, 2005, the Delaware Court entered an order of consolidation which consolidated the action entitled Lindstrom v. Lebow, et al., Del. Ch., C.A. No. 1745-N, with the Pill Action for all purposes, directed that all papers need thereafter be filed only in the Pill Action, and appointed as lead counsel the firm of Wolf Popper LLP ("Lead Counsel") on behalf of the Plaintiffs (the "Action"); and

         WHEREAS, in response to the Request for Production of Documents and the Second Request for Production of Documents served in the Action, Defendants produced thousands of pages of documents which were reviewed and analyzed by Lead Counsel and its financial advisor; and

         WHEREAS, on November 9, 2005, Lead Counsel and its financial advisor made a written and oral presentation to two officers of Vector and Vector's counsel concerning the value of the Transaction; and

         WHEREAS, Lead Counsel made a written and oral presentation to counsel for the Special Committee of the New Valley Board of Directors and to Blackstone Partners LP, the financial advisor to the Special Committee, concerning the value of the Transaction; and

         WHEREAS, on November 15, 2005, the Delaware Court entered an order:

         (i) certifying the Pill Action as a class action on behalf of the following:

         [A]ll persons who owned shares of the common stock of New Valley on October 20, 2005 and their successors in interest who have been injured as a result of defendants' wrongful conduct, excluding defendants and any person, firm, trust, corporation or other entity related to or affiliated with any of the defendants (the "Class");

         (ii) certifying Samuel Pill as the representative of the Class; and

         (iii) naming the law firms of Wolf Popper LLP and Rosenthal, Monhait, Gross & Goddess, P.A. as Class counsel ("Class Counsel"); and

         WHEREAS, Lead Counsel conducted discussions and negotiations with counsel for Vector regarding Plaintiff's request for increased consideration to be paid to New Valley shareholders and additional disclosures to be made by Vector consistent with the claims alleged in the initial Complaint and the Amended Complaint; and

         WHEREAS, on November 16, 2005, Vector entered into Agreements to Tender with certain holders of common shares of New Valley (representing in the aggregate approximately 28.2% of the New Valley common shares) to tender their shares in connection with the Exchange Offer, conditioned upon an increase in the consideration offered by Vector to 0.54 shares of Vector common stock for each share of New Valley, which tenders, together with the 57.7% of New Valley shares already owned by Vector, would increase Vector's ownership interest in New Valley to approximately 86% of the common shares outstanding; and

         WHEREAS, on November 16, 2005, Class Counsel and counsel to Vector reached an agreement in principle providing for the settlement of the Action (the "Settlement") between and among Plaintiff, on behalf of himself and the certified class of persons on behalf of whom Plaintiff has brought the Action, and Vector, on the terms and subject to the conditions set forth below; and

         WHEREAS, later on November 16, 2005, Vector announced that it was increasing its offer to acquire all of the outstanding common shares of New Valley that it does not already own to 0.54 shares of Vector common stock for each common share of New Valley (the "Increased Consideration"); and

         WHEREAS, Defendants have denied, and continue to deny, that they have committed any violations of law; and

         WHEREAS, Vector acknowledges that its decision to increase the exchange ratio from 0.461 to 0.54 resulted in part from (i) the desire to resolve the claims in Plaintiff Pill's initial Complaint, the Amended Complaint, and the Motion for Expedited Discovery and Motion for a Preliminary Injunction; (ii) the oral and written presentations made by Lead Counsel and their financial advisors; and (iii) the negotiations and discussions with Lead Counsel.

         NOW, THEREFORE, as a result of the foregoing and further negotiations among counsel to the parties, the parties to the Action have agreed as follows:

         1. Pursuant to its announcement of November 16, 2005, Vector will increase the consideration being paid to the New Valley shareholders in the Transaction from 0.461 shares of Vector common stock per common share of New Valley to 0.54 shares of Vector common stock per common share of New Valley, subject to the 90% condition referred to above.

         2. The Settlement is conditioned on the closing of the Transaction.

         3. Vector shall make supplemental disclosures in an amended S-4 with respect to the Transaction to address certain of the disclosure claims raised in the Pill Action, which are outlined in Exhibit A.

         4. Plaintiff shall have the right to comment upon and suggest additional disclosures to be made to the public shareholders by New Valley prior to the filing of New Valley's Schedule 14D-9 with the Securities and Exchange Commission and such suggested additional disclosures will be considered in good faith for inclusion in such filing by New Valley.

         5. Plaintiff acknowledges that the Transaction consideration to New Valley stockholders of 0.54 shares of Vector common stock for each common share of New Valley is adequate and fair consideration.

         6. The consummation of the Settlement is subject to the completion by Plaintiff of such further discovery as deemed reasonably necessary by Class Counsel to confirm the fairness of the settlement.

         7. The parties to the Action will attempt in good faith to agree upon and execute within thirty (30) days hereof an appropriate Stipulation of Settlement (the "Stipulation") of all claims asserted or which could have been asserted in the Action and all other claims (as described hereinafter), if any, arising out of or relating, in whole or in part, to the Transaction, and such other documentation as may be required in order to obtain any and all necessary or appropriate court approvals of the Stipulation, upon and consistent with the terms set forth in this Memorandum of Understanding, including that in consideration of the foregoing, the Stipulation shall provide for the dismissal of all such claims with prejudice and without cost to any party (except as set forth below). In connection with the Stipulation, the parties to this Memorandum of Understanding agree to negotiate in good faith an amount of attorneys' fees and expenses to be paid by Vector to counsel who have appeared for plaintiffs in the consolidated action, including Class Counsel. Such fee shall be the only fee paid to any counsel representing a member or members of the Class by reason of this Settlement. If the parties are unable to agree on an amount of attorneys' fees and expenses to be paid to such counsel, the Stipulation shall provide that Class Counsel may apply to the Delaware Chancery Court for an award of attorneys' fees and expenses, to be paid by Vector in the amount the Court may approve. Any amount so awarded shall constitute the entire amount of attorneys' fees and expenses for which the Defendants, or any of them, shall be liable by reason of this Settlement. The Stipulation will also expressly provide, inter alia:

                  a. for an application further defining the Class as a class pursuant to Court of Chancery Rules 23(b)(1) and 23(b)(2) consisting of all persons who owned common shares of New Valley on October 20, 2005 through the consummation of the Transaction, and their successors in interest, excluding Defendants and any person, firm, trust, corporation or other entity related to or affiliated with any of the Defendants; and

                  b. that all Defendants have denied, and continue to deny, that they have committed any violations of law, and that Defendants are entering into the Stipulation to eliminate the burden and expense of further litigation, to finally put to rest all claims arising out of or relating in any way to the Transaction and to permit the Transaction to be considered by New Valley stockholders without risk of injunctive or other relief; and

                  c. for the release of all claims, whether known or unknown, of Plaintiff and all members of the Class against all Defendants named in the Action and any of their present or former officers, directors, employees, agents, attorneys, accountants, financial advisors, commercial bank lenders, investment bankers, representatives, affiliates, associates, parents, subsidiaries, general and limited partners and partnerships, heirs, executors, administrators, successors and assigns, whether under state or federal law (including claims arising under the federal securities laws), and whether directly, derivatively, representatively or arising in any other capacity, in connection with, or that arise out of any claim that was or could have been brought in the Action or that relates in any way to the Transaction (other than any claims for appraisal under Section 262 of the General Corporation Law of the State of Delaware), including, without limitation, the negotiation, consideration or formulation of the Transaction, the fiduciary obligations of any of the defendants or other persons to be released in connection with the Transaction, or the disclosure obligations of any of the defendants or persons to be released (whether such obligations arise under state or federal law) in connection with the Transaction, or any other claim relating in any way to any of the foregoing; and

                  d. the parties to the Action will present the Settlement to the Delaware Court for hearing and approval as soon as practicable and, following appropriate notice to members of the Class, will use their best efforts to obtain final Court approval of the Settlement, and the release and dismissal of the Action with prejudice as against Plaintiff and the Class, without awarding costs to any party, subject to an award, if any, of attorneys' fees and expenses to counsel for the Class. It is expressly acknowledged that the Transaction (including either the Exchange Offer or subsequent Merger) may be consummated prior to final Court approval of the Settlement.

         8. Plaintiff's support of the substantive terms of the Settlement is not conditioned upon and shall not be otherwise affected by the Court's disposition of any application for attorneys' fees and expenses.

         9. The parties shall agree to reasonable extensions of time with respect to pleadings and other Court filings and other time limits as are appropriate in the context of this Memorandum of Understanding.

         10. This Memorandum of Understanding may be executed in counterparts by any of the signatories hereto, including by facsimile, and as so executed shall constitute one agreement.

         11. This Memorandum of Understanding and the Settlement contemplated by it shall be governed by, and construed in accordance with, the laws of the State of Delaware, without regard to Delaware's conflict of law rules.

         12. This Memorandum of Understanding may be modified or amended only by a writing signed by the signatories hereto.

         13. This Memorandum of Understanding shall be binding upon and inure to the benefit of the parties and their respective agents, executors, heirs, successors and assigns.

                                                             ROSENTHAL, MONHAIT, GROSS
OF COUNSEL:                                                      & GODDESS, P.A.

WOLF POPPER LLP

Robert M. Kornreich                                          By
Patricia I. Avery                                               ------------------------------
845 Third Avenue                                                 Norman M. Monhait (#1040)
New York, New York  10022                                        Carmella P. Keener (#2810)
(212) 759-4600                                                   919 Market Street, Suite 1401
Lead Counsel for the Class                                       Post Office Box 1070
                                                                 Wilmington, Delaware  19899
Dated:  November __, 2005                                        (302) 656-4433
                                                                 Liaison Counsel for the Class


                                                             MORRIS, NICHOLS, ARSHT & TUNNELL

OF COUNSEL:
KIRKLAND & ELLIS LLP                                         By
Yosef J. Riemer                                                --------------------------------
Citigroup Center                                                 Martin P. Tully (#465)
153 East 53rd Street                                             1201 North Market Street
New York, New York  10022-4675                                   Post Office Box 1347
(212) 446-4800                                                   Wilmington, Delaware  19899
                                                                 (302) 658-9200
Dated:  November __, 2005                                    Attorneys for New Valley Corporation,
                                                             Arnold I. Burns, Ronald J. Kramer,
                                                             Barry W. Ridings, and Victor M. Rivas


                                                             POTTER ANDERSON & CORROON LLP

OF COUNSEL:
                                                             By
                                                               ----------------------------------------
MILBANK, TWEED, HADLEY                                           Michael D. Goldman (#268)
   & McCLOY LLP                                                  Stephen C. Norman (#2686)
Michael L. Hirschfeld                                            1313 North Market Street
1 Chase Manhattan Plaza                                          Hercules Plaza, 6th Floor
New York, New York  10005-1413                                   Post Office Box 951
(212) 530-5000                                                   Wilmington, Delaware  19899-0951
                                                                 (302) 984-6000
Dated:  November __, 2005                                    Attorneys for Defendant Vector Group Ltd.

                                            CONNOLLY BOVE LODGE & HUTZ LLP


                                            By

                                                Henry E. Gallagher, Jr. (#495)
                                                1007 North Orange Street
                                                P. O. Box 2207
                                                Wilmington, Delaware  19899
                                                (302) 658-9141
                                            Attorneys for Defendants LeBow,
Dated:  November __, 2005                     Lampen, Lorber, and Beinstein